UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Apollo Endosurgery, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03767D 108

(CUSIP Number)

Matthew Crawford

PTV Healthcare Capital

3600 N. Capital of Texas Hwy, Suite B180

Austin, TX 78746

Telephone: (512) 872-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV Sciences II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by PTV Sciences II, L.P. (“PTV II”), PTV IV, L.P. (“PTV IV”), PTV Special Opportunities I, L.P. (“PTV SO”), PTV Evergreen Fund, L.P. (“PTV EG”), Pinto Technology Ventures GP II, L.P. (“PTV GP II”), PTV GP IV, L.P.(“PTV GP IV”), PTV GP SO I, L.P. (“PTV GP SO”), PTV GP Evergreen, L.P. (“PTV GP EG”), Pinto TV GP Company LLC (“PTV GP Management II”), PTV GP III Management, LLC (“PTV GP Management IV”), Matthew S. Crawford (“Crawford”) and Rick D. Anderson (“Anderson,” together with PTV II, PTV IV, PTV SO, PTV EG, PTV GP II, PTV GP IV, PTV GP SO, PTV GP EG, PTV GP Management II, PTV GP Management IV and Crawford, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV Special Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV Evergreen Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Pinto Technology Ventures GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP SO I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP Evergreen, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Pinto TV GP Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,372 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Matthew S. Crawford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 45,454
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 45,454
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,464,826 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Rick D. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 45,454
	8.	Shared Voting Power 5,419,372 (2)
	9.	Sole Dispositive Power 45,454
	10.	Shared Dispositive Power 5,419,372 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,464,826 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 31.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG. See Item 5 for discussion of voting and dispositive power over shares held by PTV II, PTV IV, PTV SO and PTV EG.
(3)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

Introductory Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Apollo Endosurgery, Inc. (formerly known as Lpath, Inc.), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2017 (the “Prior Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

PTV Sciences II, L.P. (“PTV II”)

PTV IV, L.P. (“PTV IV”)

PTV Special Opportunities I, L.P. (“PTV SO”)

PTV Evergreen Fund, L.P. (“PTV EG”)

Pinto Technology Ventures GP II, L.P. (“PTV GP II”)

PTV GP IV, L.P. (“PTV GP IV”)

PTV GP SO I, L.P. (“PTV GP SO”)

PTV GP Evergreen (“PTV GP EG”)

Pinto TV GP Company LLC (“PTV GP Management II”)

PTV GP III Management, LLC (“PTV GP Management IV”)

Matthew S. Crawford (“Crawford”)

Rick D. Anderson (“Anderson”)

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The address of the principal place of business for each of the Reporting Persons is 3600 N. Capital of Texas Hwy, Suite B180, Austin, TX 78746

(c)	The principal business of each of the Reporting Persons is venture capital investment.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Crawford and Anderson is a United States citizen. Each of PTV II, PTV IV, PTV SO, PTV EG, PTV GP II, PTV GP IV, PTV GP SO and PTV GP EG is a Delaware limited partnership. Each of PTV GP Management II and PTV GP Management IV is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Immediately prior to the effectiveness of the Merger, PTV II, PTV IV and PTV SO (collectively, the “PTV Funds”) held 38,237,371, 23,430,184 and 10,531,550 shares of common stock of Original Apollo (the “Original Apollo Shares”), which shares were acquired (a) through conversion of Original Apollo preferred stock, conversion of Original Apollo unsecured subordinated convertible promissory notes and net exercise of warrants to acquire Original Apollo stock immediately prior to the Merger and (b) by the purchase of Original Apollo common stock by PTV IV on December 29, 2016. The aggregate purchase prices paid by PTV II, PTV IV and PTV SO, respectively, in connection with the original acquisition of such Original Apollo securities were $26,635,176.20, $28,288.791.63 and $10,358,767.61.

Pursuant to the Merger Agreement, the Merger Sub merged with and into Original Apollo, with Original Apollo continuing after the merger as the surviving corporation and a wholly-owned subsidiary of the Issuer. In connection with the Merger, each of the Original Apollo Shares was cancelled and extinguished and converted into the right to receive shares of Common Stock of the Issuer. Following a 1-for-5.5 reverse split of the Issuer’s Common Stock effected immediately following consummation of the Merger, PTV II held 2,199,186 shares of Common Stock, PTV IV held 1,347,565 shares of Common Stock and PTV SO held 605,712 shares of Common Stock.

On July 25, 2017, PTV EG, Crawford and Anderson purchased 1,090,909 shares of Common Stock, 45,454 shares of Common Stock and 45,454 shares of Common Stock, respectively, at a price of $5.50 per share in connection with the underwritten public offering of 5,689,090 shares of the Issuer’s Common Stock (the “Offering”).

On September 5, 2017, PTV EG purchased 41,000 shares of Common Stock at a price of $4.04 per share. On September 12, 2017, PTV EG purchased 135,000 shares of Common Stock at a price of $3.85 per share. Each of the September 2017 purchases was effected as an open market transaction on the NASDAQ National Market.

The source of such funds used by PTV II, PTV IV, PTV SO and PTV EG (collectively, the “PTV Funds”) was capital contributions by the partners of the respective PTV Funds. The source of funds used by Crawford and Anderson was personal funds.

Item 4.	Purpose of Transaction

The Common Stock of the Issuer acquired by the PTV Funds were acquired solely for investment purposes. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Each of Crawford and Anderson is a member of the Board of Directors of the Issuer and is also a manager of PTV GP Management II and PTV GP Management IV. Furthermore, Anderson serves as a member of the nominating and governance committee of the Issuer’s Board of Directors, in which role Anderson is expected to be involved from time to time in the evaluation of the capabilities of existing directors of the Issuer and the recommendation to the Board of candidates for service as additional or replacement directors of the Issuer.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of September 19, 2017:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
PTV II	2,199,186	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV IV	1,347,565	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV SO	605,712	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV EG	1,266,909	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV GP II	0	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV GP IV	0	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV GP SO	0	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV GP EG	0	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV GP Management II	0	0	5,419,372	0	5,419,372	5,419,372	31.4%
PTV GP Management IV	0	0	5,419,372	0	5,419,372	5,419,372	31.4%
Crawford	45,454	45,454	5,419,372	45,454	5,419,372	5,464,826	31.7%
Anderson	45,454	45,454	5,419,372	45,454	5,419,372	5,464,826	31.7%

(1)	Includes 2,199,186 shares of Common Stock held by PTV II, 1,347,565 shares of Common Stock held by PTV IV, 605,712 shares held by PTV SO and 1,266,909 shares held by PTV EG.

PTV GP Management II is the sole general partner of PTV GP II, which is the sole general partner of PTV II. PTV GP Management II and PTV GP II own no securities of the Issuer directly and share power to vote and dispose of the shares held by PTV II.

PTV GP Management IV is (i) the sole general partner of PTV GP IV, which is the sole general partner of PTV IV, (ii) the sole general partner of PTV GP SO, which is the sole general partner of PTV SO, and (iii) the sole general partner of PTV GP EG, which is the sole general partner of PTV EG. PTV GP Management IV and PTV GP IV own no securities of the Issuer directly and share power to vote and dispose of the shares held by PTV IV. PTV GP Management IV and PTV GP SO own no securities of the Issuer directly and share power to vote and dispose of the shares held by PTV SO. PTV GP Management IV and PTV GP EG own no securities of the Issuer directly and share power to vote and dispose of the shares held by PTV EG.

Crawford and Anderson are managers of PTV GP Management II and PTV GP Management IV. Accordingly, Crawford and Anderson may be deemed to share power to vote and dispose of the shares held by PTV II, PTV IV and PTV SO (collectively, the “PTV Funds”).

(2)	This percentage is calculated based upon an estimated 17,252,299 shares of the Issuer’s common stock outstanding as of July 26, 2017, as reported by the Issuer in the Form 10-Q filed with the SEC on August 1, 2017.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

Original Apollo, the PTV Funds and certain other holders of the Issuer’s securities (are party to that certain Third Amended and Restated Investors’ Rights Agreement dated as of September 8, 2016 (the “Rights Agreement”). The registration rights of the stockholders provided under the Rights Agreement survived the Merger. Pursuant to the Rights Agreement, the PTV Funds and certain other holders of the Issuer’s common stock have been granted registration rights and certain other standard expense reimbursement and indemnification rights for the benefit of the PTV Funds and certain other investors. The foregoing rights terminate on the fourth anniversary of the Issuer’s initial public offering. The foregoing description of the Rights Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Lock-Up Agreement

The PTV Funds, along with the Issuer’s officers, directors (including Crawford and Anderson) and certain of the Issuer’s other stockholders have agreed with the underwriters of the Offering (the “Underwriters”), subject to limited exceptions, for a period of 90 days after July 21, 2017, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exchangeable for the Issuer’s Common Stock either owned as of July 21, 2017 or thereafter acquired without the prior written consent of the Underwriters. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, the Issuer issues an earnings release or material news or a material event regarding the Issuer occurs or (2) prior to the expiration of the 90-day period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, the Issuer announces that it will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 90-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The Underwriters may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

The foregoing descriptions of the Rights Agreement and the Lockup Agreement are only summaries and are, in each case, qualified in their entirety by the Rights Agreement and form of Lockup Agreement, filed herewith as exhibits A and B, respectively, each of which are incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Third Amended and Restated Investors’ Rights Agreement dated as of September 8, 2016 by and among Apollo Endosurgery, Inc. and certain stockholders (incorporated by reference to Exhibit 4.9 of the Issuer’s Form S-4 filed October 11, 2016 (File No. 333-214059)).

B.	Form of Lock-up Agreement.

C.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2017

PTV SCIENCES II, L.P.

By: Pinto Technology Ventures GP II, L.P.
Its: General Partner

By: Pinto TV GP Company LLC
Its: General Partner

By:	/s/ Matthew S. Crawford
Its: Manager

PTV IV, L.P.

By: PTV GP IV, L.P.
Its: General Partner

By: PTV GP III Management, LLC
Its: General Partner

By:	/s/ Matthew S. Crawford
Its: Manager

PTV SPECIAL OPPORTUNITIES I, L.P.

By: PTV GP SO I, L.P.
Its: General Partner

By: PTV GP III Management, LLC
Its: General Partner

By:	/s/ Matthew S. Crawford
Its: Manager

PTV EVERGREEN FUND, L.P.

By: PTV GP Evergreen, L.P.
Its: General Partner

By: PTV GP III Management, LLC
Its: General Partner

By:	/s/ Matthew S. Crawford
Its: Manager

PINTO TECHNOLOGY VENTURES GP II, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP IV, L.P.

By: PTV GP III Management, LLC
Its: General Partner

By:	/s/ Matthew S. Crawford
Its: Manager

PTV GP SO I, L.P.

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its: Manager

PTV GP EVERGREEN, L.P.

By:	PTV GP III Management, LLC
Its: General Partner

By:	/s/ Matthew S. Crawford
Its: Manager

PINTO TV GP COMPANY LLC

By:	/s/ Matthew S. Crawford
Its: Manager

PTV GP III MANAGEMENT, LLC

By:	/s/ Matthew S. Crawford
Its: Manager

/s/ Matthew S. Crawford
MATTHEW S. CRAWFORD

/s/ Rick D. Anderson
RICK D. ANDERSON

Exhibit Index

A.	Agreement regarding filing of joint Schedule 13D.